EXHIBIT 12.1

M&T BANK CORPORATION AND SUBSIDIARIES

Computations of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31
	2013		2012	2011	2010	2009
	(Dollars in thousands)
Excluding interest on deposits

Fixed charges:
Interest expense (excluding interest on deposits)		$200,413	226,583	244,896	274,584	347,166
Interest factor within rent expense (a)		36,490	36,696	34,341	31,565	29,670

Total fixed charges		$236,903	263,279	279,237	306,149	376,836

Earnings:
Income before income taxes		$1,757,549	1,552,526	1,224,600	1,092,789	519,291
Fixed charges		236,903	263,279	279,237	306,149	376,836

Total earnings		$1,994,452	1,815,805	1,503,837	1,398,938	896,127

Ratio of earnings to fixed charges, excluding interest on deposits	x	8.42	6.90	5.39	4.57	2.38

Including interest on deposits

Fixed charges:
Interest expense		$284,105	343,169	402,331	462,269	669,449
Interest factor within rent expense (a)		36,490	36,696	34,341	31,565	29,670

Total fixed charges		$320,595	379,865	436,672	493,834	699,119

Earnings:
Income before income taxes		$1,757,549	1,552,526	1,224,600	1,092,789	519,291
Fixed charges		320,595	379,865	436,672	493,834	699,119

Total earnings		$2,078,144	1,932,391	1,661,272	1,586,623	1,218,410

Ratio of earnings to fixed charges, including interest on deposits	x	6.48	5.09	3.80	3.21	1.74

(a) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.